November 23, 2016

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:	H. Roger Schwall
Assistant Director
Office of Natural Resources

RE:	Kimbell Royalty Partners, LP
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 15, 2016
CIK No. 0001657788

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”), enclosed is a copy of Confidential Draft Submission No. 3 (“Submission No. 3”) of the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to Confidential Draft Submission No. 2 (“Submission No. 2”) of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on July 15, 2016. The changes reflected in Submission No. 2 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of August 12, 2016.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Submission No. 2 of Registration Statement on Form S-1 Filed July 15, 2016

Risk Factors, page 31

Risks Related to Our Business, page 31

1.                                      It appears that the limitations relating to potential indemnification in the Contribution Agreement which you reference at page 153 might represent a material risk to you. As such, please briefly identify this risk and related risks pertaining to the Contribution Agreement in an appropriate risk factor.

RESPONSE: The Partnership has revised its disclosure in Submission No. 3 to address the Staff’s comment.  Please see pages 46-47.

United States Securities and Exchange Commission

Tax Risks to Common Unitholders, page 69

You will likely be subject to state and local taxes and return filing requirements…, page 73

2.                                      At page 92, you indicate that your mineral and royalty interests are located in 20 states. Please revise the reference in this risk factor and at page 205 to update your reference to “several states” accordingly.

RESPONSE: The Partnership has revised its disclosure in Submission No. 3 to address the Staff’s comment.  Please see pages 73, 181 and 216.

Management Discussion & Analysis of Financial Condition and Results of Operations, page 92

Critical Accounting Policies, page 106

Impairment, page 108

3.                                      We note your disclosure that net capitalized costs of proved properties are subject to a full cost ceiling limitation for which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%. Revise to provide additional detail specifying how you compute the full cost ceiling pursuant to Rule 4-10(c)(4) of Regulation S-X. For example, your current disclosure does not address how estimated future expenditures factor into this computation.

RESPONSE: The Partnership has revised its disclosure in Submission No. 3 to include a description of the calculation of estimated future net revenues. In response to the SEC’s specific comment regarding future expenditures, the Partnership owns only mineral and royalty interests in which future expenditures on existing assets are not applicable. Thus, the Partnership did not include a discussion of future expenditures in its revision to the disclosure noted above.  Please see page 117.

Summary of Estimated Proved Reserves, page 124

4.                                      Your response to prior comment 14(c) utilized five projected annual decline rates from the proved developed producing (“PDP”) summary income schedule to present the initial five year production decline for these properties. Please furnish to us the projected production vs. time plot for these PDP reserves in support of the PDP decline rate profile.

RESPONSE: The Partnership is providing the Staff supplementally the requested information in support of the PDP decline rate profile.  Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and is not being filed electronically as part of this letter.

5.                                      Your response to prior comment 16 stated that your projected PUD drilling is scheduled with reliance on items such as drilling permit issuance history, drilling activity and operator presentations.

•                  Your response to prior comment 14(b) included a summary income forecast schedule for proved undeveloped (“PUD”) reserves as of December 31, 2015. Please explain/compare the figures for PUD locations scheduled therein for drilling in 2016 and those PUD locations that were drilled in 2016 to date.

United States Securities and Exchange Commission

•                  You also included the third party abridged reserve report (Exhibit 99.1) as of December 31, 2014 in the initial DRS that was filed November 12, 2015. Please explain/compare the figures for PUD locations scheduled therein for drilling in 2015 and those that were drilled in 2015.

RESPONSE: As discussed in the response to prior comment 16, the Partnership is able to forecast a drilling schedule for PUD reserves based on a multi-factor analysis, which the Partnership believes provides a reasonable basis for its estimations, and to track well development.  In the Partnership’s experience, the publicly available production data typically lags several months behind actual production dates, and operators often take several months to make royalty payments on new wells.  The Partnership has seen lag times between the date on which a well first begins producing and the date on which the interest owner first receives payment vary from a typical three to four months to up to nine months, depending on the operator, location, interest percentage, and other factors.

For example, in August 2016, the Partnership’s predecessor received its first payment on three highly productive Cotton Valley horizontal wells in the Terryville Field that began producing in December 2015. At that time, eight months after those wells began producing, publicly available records did not reflect that the wells were active, and operators are typically not obligated to notify royalty owners when wells start producing. Furthermore, the Partnership has found that certain operators will hold payments until check amounts reach a certain threshold level, especially on acreage on which an interest owner owns only a small interest.  Based on this experience, the Partnership believes a useful comparison with respect to its PUD reserves is of total proved and proved developed producing volumes and actual paid volumes for the periods requested.  The Partnership believes this approach best illustrates the reasonableness of its multi-factor approach.

Concurrently with the filing of Confidential Submission No. 3, the Partnership filed a revised 2015 year-end abridged reserve report reflecting the addition of certain assets to the Partnership’s asset portfolio. As such, the below response includes comparisons related to (i) 2015 forecasted volumes against actual 2015 volumes with respect to the Partnership’s 2014 year-end abridged reserve report filed as Exhibit 99.1 to Confidential Submission No. 1 of the Registration Statement; and (ii) 2016 forecasted volumes against 2016 volumes with respect to the Partnership’s 2015 year-end abridged reserve report filed as Exhibit 99.1 to Confidential Submission No. 3.  The Partnership can provide a similar analysis with respect to the 2015 year-end abridged reserve report filed as Exhibit 99.1 to Confidential Submission No. 2 upon request.

2015 Drilling Results (Reserve Report Filed November 12, 2015)

In the 2014 year-end abridged reserve report filed as Exhibit 99.1 to Confidential Submission No. 1 of the Registration Statement, the Partnership forecasted 64 PUD locations to be drilled in 2015.  The Partnership is providing the Staff supplementally tables plotting (i) its forecasted 2015 oil volumes against its actual oil 2015 volumes and (ii) its forecasted 2015 natural gas volumes against its actual natural gas 2015 volumes.  Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and is not being filed electronically as part of this letter.

2016 Drilling Results to Date (Reserve Report Filed November 23, 2016)

In the 2015 year-end abridged reserve report filed as Exhibit 99.1 to Submission No. 3, the Partnership forecasted 64 PUD locations to be drilled in 2016. Through its accounting records and publicly available data, the Partnership has identified 62 wells that began producing between January 1, 2016 and March 31, 2016. The Partnership has identified an aggregate of 121 wells that began producing

United States Securities and Exchange Commission

between January 1, 2016 and June 30, 2016. To date, not every PUD location that the Partnership identified to be drilled in 2016 has been drilled; however, other wells that the Partnership did not identify as PUD locations were drilled, resulting in the Partnership’s actual 2016 net volumes being comparable to its forecasted 2016 volumes.

The Partnership is providing the Staff supplementally tables plotting (i) its forecasted 2016 oil volumes against its actual oil 2016 volumes to date and (ii) its forecasted 2016 natural gas volumes against its actual natural gas 2016 volumes to date.  Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and is not being filed electronically as part of this letter.

By plotting forecasted volumes against actual volumes, the Partnership is confident that it is forecasting reasonable total proved volumes for its properties.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 4 — Pro Forma Supplemental Oil and Gas Reserve Information, page F-10

6.                                      Revise your disclosure of pro forma proved reserves to present reserve quantities by line item for each product (i.e., oil, natural gas, and natural gas liquids). Refer to FASB ASC 932-235-50-4 and 55-2.

RESPONSE: The Partnership has revised its disclosure in Submission No. 3 to present reserve quantities by line item for each product.  Please see pages F-12 through F-14.

Rivercrest Royalties, LLC

Annual Financial Statements, page F-41

Notes to Financial Statements, page F-46

Note 12 — Supplemental Oil and Gas Reserve Information, page F-58

7.                                      We note your response and reissue prior comment 23 as we are unable to locate your revised disclosure. Expand your disclosure of changes in proved reserve quantities to provide an explanation of significant changes to comply with FASB ASC 932-235-50-5. In addition, please revise to provide each element of the disclosure required by FASB ASC 932-235-50.

RESPONSE: The Partnership has revised its disclosure in Submission No. 3 to address the Staff’s comment.  Please see pages F-62 and F-63.

United States Securities and Exchange Commission

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas
Chief Executive Officer

cc: Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Ronald M. Winfrey, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.

William N. Finnegan IV, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP